Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

WOODSIDE CHAIR + CEO COMBINED EXTERNAL VIDEO SCRIPT

Richard Goyder, Woodside Chairman:

As Chair of Woodside I am pleased to announce that Woodside and BHP are working together on a proposed merger.

We have entered into a commitment deed to combine BHP’s oil and gas portfolio with Woodside through an all-stock merger.

Simply put, BHP’s global petroleum business will be merged with Woodside, creating a larger, more resilient combined organisation with the financial strength to fund growth and thrive through the energy transition.

The Woodside Board believes this is the right decision for shareholders as it brings together our complementary assets and capabilities which will provide a strong base to deliver enduring shareholder returns.

We will be the largest energy company listed on the ASX with a market cap of approximately $41 billion Australian dollars.

While our head office will be in Perth, Western Australia, we will maintain a significant office in Houston in the US, which will manage a broad portion of our combined portfolio.

On completion, it is expected that the expanded Woodside will be owned 52% by Woodside shareholders and 48% by BHP shareholders.

The Board is delighted to confirm Meg O’Neill as Woodside’s next CEO.

Meg is an outstanding executive with 27 years’ experience working in the global oil and gas industry, making her the ideal person to lead Woodside as we significantly expand the business in a cost efficient and sustainable way.

Since joining Woodside in 2018, Meg has been instrumental in delivering operational efficiencies across our producing assets, leading the Scarborough and Sangomar developments and as Acting CEO, leading the business towards a targeted final investment decision for Scarborough this year.

Meg O’Neill, Woodside CEO

Thank you, Richard.

For me personally, I am both excited and honoured to lead Woodside at this point in our company’s history.

As a pioneer of the LNG industry in Australia, Woodside has achieved tremendous things. Our story is remarkable because of the challenges we have overcome.

Going forward, we have an important role to play in meeting the world’s need for affordable and low-carbon energy.

The proposal represents long-term value for Woodside and BHP shareholders, delivering a geographically diverse and balanced portfolio, while combining the global experience, proven management and technical expertise of Woodside and BHP.

The combined company will supply the energy needed for global growth and thrive in the energy transition.

This proposed merger de-risks and supports a Scarborough FID before year end and provides global hydrocarbon growth opportunities.

All of our investment decisions will be made through the lens of energy transition. The enlarged portfolio delivers the cash flow and resilience to fund our evolution through the transition, investing in the right new energy opportunities in support of our aspiration to be net zero by 2050.

And this means we are extending our carbon reduction commitments to the complete portfolio.

Our targets of 15% emission reduction by 2025, and 30% by 2030 along with our aspiration to be net zero by 2050 will now apply across the combined portfolio.

Our business will be supplying the energy the world needs today while investing in the energy transition. We’ve talked previously about our work on hydrogen, ammonia and carbon capture and storage. None of that changes.

The deal will be subject to a shareholder vote in the second quarter of next year. We will keep you updated on our progress.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.